02045567

ORIGINAL

SECURITIES AND EXCHANGE
WASHINGTON, DC 20549

RECD S.E.C.
JUL 10 2002
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Sequoia Residential Funding, Inc.
(Exact Name of Registrant as Specified in Charter)

00001033146
(Registrant CIK Number)

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

Form 8-K for July 8, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-90772
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

50193
Sequoia 8
Form SE (Collateral Term Sheet)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mill Valley, State of California, on July 10, 2002.

SEQUOIA RESIDENTIAL FUNDING, INC.

By: ____________________

Name: JOHN. H. ISBRANDTSEN

Title: VICE PRESIDENT

50193
Sequoia 8
Form SE (computational materials)

Exhibit Index

IN ACCORDANCE WITH RULE 311(H) REGULATION S-T, THESE COLLATERAL TERM SHEET ARE BEING FILED IN PAPER.

COLLATERAL TERM SHEET

for

SEQUOIA RESIDENTIAL FUNDING, INC.

Sequoia Mortgage Trust 8

July 8, 2002

Sequoia Mortgage Trust 8
As of the Cut-off Date

TOTAL CURRENT BALANCE:	$647,892,025					
NUMBER OF LOANS:	1,635					
			Minimum		**Maximum**	
AVG CURRENT BALANCE:	$396,264		$32,000		$7,750,000	
AVG ORIGINAL BALANCE:	$398,162		$32,000		$7,750,000	
WAVG LOAN RATE:	4.172	%	3.125	%	6.625	%
WAVG SERVICING FEE:	0.361	%	0.250	%	0.875	%
WAVG NET LOAN RATE:	3.811	%	2.750	%	6.375	%
WAVG GROSS MARGIN:	1.833	%	0.875	%	3.000	%
WAVG MAXIMUM LOAN RATE:	11.768	%	10.000	%	12.000	%
WAVG PERIODIC RATE CAP:	1.010	%	0.000	%	2.000	%
WAVG FIRST RATE CAP:	4.971	%	0.000	%	5.000	%
WAVG ORIGINAL LTV:	69.58	%	15.15	%	100.00	%
WAVG EFFECTIVE LTV:	66.20	%	15.15	%	95.00	%
WAVG CREDIT SCORE:	731		565		820	
WAVG ORIGINAL TERM:	333	months	300	months	360	months
WAVG REMAINING TERM:	331	months	296	months	360	months
WAVG SEASONING:	2	months	0	months	8	months
WAVG NEXT RATE RESET:	8	months	1	months	34	months
WAVG RATE ADJ FREQ:	5	months	1	months	12	months
WAVG FIRST RATE ADJ FREQ:	10	months	1	months	36	months
WAVG IO ORIGINAL TERM:	83	months	0	months	120	months
WAVG IO REMAINING TERM:	81	months	0	months	119	months

TOP STATE CONCENTRATIONS ($): 26.92 % California, 12.65 % Florida, 7.09 % Georgia
MAXIMUM ZIP CODE CONCENTRATION ($): 1.35 % 92067 (Rancho Santa FE, CA)

FIRST PAY DATE:	Dec 01, 2001	Aug 01, 2002
RATE CHANGE DATE:	Aug 01, 2002	May 01, 2005
MATURE DATE:	Mar 01, 2027	Jul 01, 2032

ORIGINATOR:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
MSDWCC	751	$296,855,625.48	45.82	%
GreenPoint	662	235,405,016.45	36.33	
Cendant	222	115,631,382.89	17.85	
Total	1,635	$647,892,024.82	100.00	%

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
6 M LIBOR	1,175	$451,380,772.06	69.67	%
1 M LIBOR	458	195,401,004.48	30.16	
1 YR CMT	2	1,110,248.28	0.17	
Total	1,635	$647,892,024.82	100.00	%

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
ARM	1,413	$532,260,641.93	82.15	%
3 YR FIXED HYBRID ARM	222	115,631,382.89	17.85	
Total	1,635	$647,892,024.82	100.00	%

DELINQUENCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
Current	1,635	$647,892,024.82	100.00	%
Total	1,635	$647,892,024.82	100.00	%

CURRENT BALANCE ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
32,000.00 - 100,000.00	96	$7,644,603.70	1.18	%
100,000.01 - 200,000.00	354	55,574,720.83	8.58	
200,000.01 - 300,000.00	303	75,100,339.07	11.59	
300,000.01 - 400,000.00	312	109,244,974.88	16.86	
400,000.01 - 500,000.00	174	79,234,391.94	12.23	
500,000.01 - 600,000.00	144	80,098,578.60	12.36	
600,000.01 - 700,000.00	92	59,713,997.48	9.22	
700,000.01 - 800,000.00	44	33,308,241.38	5.14	
800,000.01 - 900,000.00	23	19,807,757.56	3.06	
900,000.01 - 1,000,000.00	39	37,823,269.67	5.84	
1,000,000.01 - 1,100,000.00	8	8,537,856.79	1.32	
1,100,000.01 - 1,200,000.00	10	11,486,371.12	1.77	
1,200,000.01 - 1,300,000.00	5	6,380,000.00	0.98	
1,300,000.01 - 1,400,000.00	3	4,048,000.00	0.62	
1,400,000.01 - 1,500,000.00	8	11,950,974.46	1.84	
1,500,000.01 - 1,600,000.00	3	4,675,000.00	0.72	
1,600,000.01 - 1,700,000.00	2	3,286,546.88	0.51	
1,700,000.01 - 1,800,000.00	3	5,350,000.00	0.83	
1,800,000.01 - 1,900,000.00	1	1,880,000.00	0.29	
1,900,000.01 - 2,000,000.00	7	13,999,958.33	2.16	
2,900,000.01 - 3,000,000.00	2	5,999,437.50	0.93	
4,900,000.01 - 5,000,000.00	1	4,997,004.63	0.77	
> 5,000,000.00	1	7,750,000.00	1.20	
Total	1,635	$647,892,024.82	100.00	%

LOAN RATE (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
3.125 - 3.500	281	$109,686,546.13	16.93	%
3.501 - 4.000	775	279,380,012.83	43.12	
4.001 - 4.500	356	142,953,695.45	22.06	
4.501 - 5.000	9	4,509,266.18	0.70	
5.001 - 5.500	88	44,743,686.88	6.91	
5.501 - 6.000	102	51,411,578.56	7.94	
6.001 - 6.500	23	14,527,238.79	2.24	
6.501 - 6.625	1	680,000.00	0.10	
Total	1,635	$647,892,024.82	100.00	%

GROSS MARGIN (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.875	1	$197,000.00	0.03 %
1.125	1	318,600.00	0.05
1.500	265	103,152,002.86	15.92
1.625	515	181,388,151.27	28.00
1.750	59	20,091,098.91	3.10
1.875	104	34,329,541.68	5.30
2.000	341	164,055,924.84	25.32
2.125	339	129,328,387.26	19.96
2.250	1	7,750,000.00	1.20
2.375	5	5,816,569.72	0.90
2.500	1	122,500.00	0.02
2.750	2	1,110,248.28	0.17
3.000	1	232,000.00	0.04
Total	1,635	$647,892,024.82	100.00 %

MAXIMUM LOAN RATE (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.000	73	$37,622,880.28	5.81 %
11.000	146	75,081,521.82	11.59
12.000	1,416	535,187,622.72	82.60
Total	1,635	$647,892,024.82	100.00 %

ORIGINAL TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
300	751	$296,855,625.48	45.82 %
360	884	351,036,399.34	54.18
Total	1,635	$647,892,024.82	100.00 %

REMAINING TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
296 - 300	751	$296,855,625.48	45.82 %
349 - 354	66	36,555,286.02	5.64
355 - 360	818	314,481,113.32	48.54
Total	1,635	$647,892,024.82	100.00 %

IO REMAINING TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
<= 0	2	$1,110,248.28	0.17	%
25 - 30	65	36,192,018.53	5.59	
31 - 36	155	78,329,116.08	12.09	
55 - 60	662	235,405,016.45	36.33	
115 - 119	751	296,855,625.48	45.82	
Total	1,635	$647,892,024.82	100.00	

RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
08/01/02	458	$195,401,004.48	30.16	%
09/01/02	1	272,000.00	0.04	
10/01/02	4	1,897,310.01	0.29	
11/01/02	284	102,659,411.76	15.85	
12/01/02	592	207,401,165.68	32.01	
01/01/03	74	24,629,750.00	3.80	
11/01/04	2	1,341,067.49	0.21	
12/01/04	19	10,564,632.29	1.63	
01/01/05	45	24,649,586.24	3.80	
02/01/05	54	27,524,372.10	4.25	
03/01/05	39	19,822,584.39	3.06	
04/01/05	40	19,318,292.82	2.98	
05/01/05	23	12,410,847.56	1.92	
Total	1,635	$647,892,024.82	100.00	%

ORIGINAL LTV (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
15.15 - 20.00	8	$2,406,788.13	0.37	%
20.01 - 30.00	26	10,045,351.82	1.55	
30.01 - 40.00	61	32,824,119.49	5.07	
40.01 - 50.00	101	44,104,403.56	6.81	
50.01 - 60.00	179	79,284,557.86	12.24	
60.01 - 70.00	307	126,311,402.50	19.50	
70.01 - 80.00	728	269,584,616.05	41.61	
80.01 - 90.00	59	20,645,436.24	3.19	
90.01 - 100.00	166	62,685,349.17	9.68	
Total	1,635	$647,892,024.82	100.00	%

EFFECTIVE LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
15.15 - 20.00	8	$2,406,788.13	0.37	%
20.01 - 30.00	27	17,795,351.82	2.75	
30.01 - 40.00	61	32,824,119.49	5.07	
40.01 - 50.00	107	47,885,303.56	7.39	
50.01 - 60.00	191	88,141,053.69	13.60	
60.01 - 70.00	426	169,531,131.01	26.17	
70.01 - 80.00	726	268,667,016.05	41.47	
80.01 - 90.00	40	10,325,147.62	1.59	
90.01 - 95.00	49	10,316,113.45	1.59	
Total	1,635	$647,892,024.82	100.00	%

CREDIT SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
0 - 19	2	$945,910.01	0.15	%
560 - 579	2	1,537,000.00	0.24	
580 - 599	8	4,847,240.03	0.75	
600 - 619	14	7,587,517.48	1.17	
620 - 639	26	12,307,624.92	1.90	
640 - 659	45	17,352,461.27	2.68	
660 - 679	82	31,371,598.22	4.84	
680 - 699	201	92,207,852.62	14.23	
700 - 719	216	90,657,923.30	13.99	
720 - 739	229	87,375,516.30	13.49	
740 - 759	234	85,009,042.77	13.12	
760 - 779	280	107,638,852.47	16.61	
780 - 799	241	86,348,147.77	13.33	
999 - 820	55	22,705,337.66	3.50	
Total	1,635	$647,892,024.82	100.00	%

AMORTIZATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
Interest Only	1,633	$646,781,776.54	99.83	%
Fully Amortizing	2	1,110,248.28	0.17	
Total	1,635	$647,892,024.82	100.00	%

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
Alternative Documentation	786	$315,360,412.12	48.67	%
Full Documentation	651	245,797,028.57	37.94	
Limited Documentation	161	69,962,648.15	10.80	
Income, No Asset	25	12,734,569.60	1.97	
No Ratio	9	2,405,684.38	0.37	
Asset, No Income	3	1,631,682.00	0.25	
Total	1,635	$647,892,024.82	100.00	%

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
Primary	1,438	$574,513,525.24	88.67	%
Second Home	155	64,681,160.43	9.98	
Investor	42	8,697,339.15	1.34	
Total	1,635	$647,892,024.82	100.00	%

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
Single Family	1,023	$411,377,590.25	63.49	%
PUD	404	169,686,320.51	26.19	
Condominium	169	53,637,033.17	8.28	
Two-Four Family	24	7,401,730.89	1.14	
Cooperative	13	5,086,250.00	0.79	
Townhouse	2	703,100.00	0.11	
Total	1,635	$647,892,024.82	100.00	%

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
Rate/Term Refinance	634	$247,210,942.73	38.16	%
Purchase	537	208,033,318.14	32.11	
Cash Out Refinance	463	192,479,763.95	29.71	
Home Improvement	1	168,000.00	0.03	
Total	1,635	$647,892,024.82	100.00	%

STATES:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	368	$174,404,307.22	26.92 %
Florida	193	81,959,908.42	12.65
Georgia	132	45,945,053.12	7.09
New York	69	34,073,593.11	5.26
New Jersey	73	28,349,516.77	4.38
Arizona	82	25,388,781.35	3.92
Illinois	66	23,079,786.32	3.56
Connecticut	34	23,062,045.62	3.56
Massachusetts	43	20,696,562.51	3.19
North Carolina	67	20,340,245.90	3.14
Texas	43	17,893,935.54	2.76
Michigan	54	15,416,174.12	2.38
Maryland	35	14,699,211.87	2.27
Colorado	41	13,226,460.72	2.04
Virginia	46	13,024,658.17	2.01
Nevada	23	13,018,779.20	2.01
Ohio	31	8,787,608.57	1.36
South Carolina	27	8,453,284.05	1.30
Pennsylvania	28	8,025,179.82	1.24
Minnesota	20	7,065,597.48	1.09
Oregon	22	6,100,218.54	0.94
Washington	17	5,137,968.94	0.79
Idaho	9	4,417,750.00	0.68
Hawaii	6	4,115,069.34	0.64
Alabama	13	3,998,350.93	0.62
Tennessee	17	3,472,516.20	0.54
Missouri	11	3,373,933.00	0.52
District of Columbia	7	2,952,150.00	0.46
Wisconsin	10	2,335,047.29	0.36
Louisiana	3	1,765,450.00	0.27
Utah	5	1,540,000.00	0.24
Arkansas	5	1,452,000.00	0.22
Indiana	5	1,398,275.00	0.22
Vermont	3	1,335,000.00	0.21
Oklahoma	3	1,215,000.00	0.19
Kentucky	4	1,010,823.28	0.16
New Mexico	3	932,823.59	0.14
Nebraska	2	875,675.29	0.14
Rhode Island	1	847,191.26	0.13
Maine	3	654,200.00	0.10
Kansas	4	636,796.77	0.10
Montana	2	419,895.51	0.06
North Dakota	1	279,200.00	0.04

STATES (Continued):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
Mississippi	1	212,000.00	0.03	%
New Hampshire	1	192,000.00	0.03	
West Virginia	1	188,000.00	0.03	
Delaware	1	124,000.00	0.02	
Total	1,635	$647,892,024.82	100.00	%

July 8, 2002

Sequoia Mortgage Trust 8

California Information

As of the Cut-off Date

TOTAL CURRENT BALANCE:	$174,404,307					
NUMBER OF LOANS:	368					
			Minimum		**Maximum**	
WAVG EFFECTIVE LTV:	63.47	%	15.15	%	95.00	%

CALIFORNIA EFFECTIVE LTV (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	
15.15 - 20.00	4	$1,573,600.00	0.90	%
20.01 - 30.00	9	10,902,469.45	6.25	
30.01 - 40.00	18	7,567,670.91	4.34	
40.01 - 50.00	31	13,705,483.27	7.86	
50.01 - 60.00	47	22,682,013.59	13.01	
60.01 - 70.00	103	46,807,862.50	26.84	
70.01 - 80.00	142	66,812,953.02	38.31	
80.01 - 90.00	11	3,684,954.48	2.11	
90.01 - 95.00	3	667,300.00	0.38	
Total	368	$174,404,307.22	100.00	%

COUNTY	Total Current Balance	Balance %		Effective LTV	
San Diego	$33,838,751.06	19.40	%	57.02	%
Los Angeles	29,254,848	16.77		67.01	
Orange	22,923,392	13.14		64.36	
San Mateo	12,557,711	7.20		65.50	
Santa Clara	12,352,234	7.08		59.54	
Marin	10,213,178	5.86		59.19	
Alameda	8,162,252	4.68		63.01	
Contra Costa	6,510,437	3.73		68.68	
Riverside	5,683,891	3.26		63.53	
Sonoma	5,416,853	3.11		70.29	
San Francisco	5,307,782	3.04		66.48	
Monterey	4,828,000	2.77		57.64	
Nevada	2,509,034	1.44		61.00	
Santa Cruz	2,469,000	1.42		73.04	
Sacramento	2,182,416	1.25		65.91	
Solano	1,572,024	0.90		68.69	
Santa Barbara	1,567,200	0.90		67.24	
El Dorado	1,477,082	0.85		57.71	
Unknown	1,287,600	0.74		80.71	
Ventura	1,186,148	0.68		77.15	
San Luis Obispo	1,129,537	0.65		80.97	
San Bernardino	830,600	0.48		72.21	
Placer	445,908	0.26		80.00	
Plumas	315,000	0.18		69.84	
Yolo	213,500	0.12		70.00	
Lake	169,928	0.10		69.58	
Total	**$174,404,307**	**100.00**	%		